SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                    FORM 6-K


                        Report of Foreign Private Issuer


                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                         For the month of January 2008

                              RYANAIR HOLDINGS PLC
                (Translation of registrant's name into English)

                     c/o Ryanair Ltd Corporate Head Office
                                 Dublin Airport
                             County Dublin Ireland
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X.. Form 40-F.....


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

                               Yes ..... No ..X..


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________



                       EASYJET CLEARED TO BUY GB AIRWAYS

           ANOTHER APPROVED EU AIRLINE MERGER EXPOSES COMMISSION BIAS

Ryanair, Europe's largest low fares airline today (Wednesday, 23rd January 2008) again questioned the EU's politically motivated prohibition of the Ryanair / Aer Lingus merger, following the latest approved European airline merger between Easyjet and GB Airways.

This Easyjet / GB Airways merger (which was cleared by the UK's Office of Fair Trading last week) is the latest in a long sequence of approved European airline mergers (11 since 2002) and exposes the European Commission's double standards in applying a unique and discriminatory set of rules to block Ryanair's bid for Aer Lingus, (which combined represents less than 5% of EU air travel) while approving much larger mergers such as Air France / KLM and Lufthansa / Swiss.


+----------------------------------------------------------------------+
|                         APPROVED EU MERGERS                          |
+---------+------------------------------------------------------------+
| 1990    | AF / Air Inter / UTA (100%)                                |
+---------+------------------------------------------------------------+
| 1993    | BA / DanAir (100%)                                         |
+---------+------------------------------------------------------------+
| 1996    | LH / SAS (Co-op ag.)                                       |
+---------+------------------------------------------------------------+
| 2002    | SAS / Spanair ( 74%)                                       |
+---------+------------------------------------------------------------+
| 2002    | LH / Austrian (Co-op ag.)                                  |
+---------+------------------------------------------------------------+
| 2003    | BA / IB / GB Airways (Co-op ag.)                           |
+---------+------------------------------------------------------------+
| 2004    | AF / KLM (100%)                                            |
+---------+------------------------------------------------------------+
| 2005    | LH / Swiss (100%)                                          |
+---------+------------------------------------------------------------+
| 2005    | LH / Eurowings (100%)                                      |
+---------+------------------------------------------------------------+
| 2006    | AB / DBA / LTU (Ger - BKA)                                 |
+---------+------------------------------------------------------------+
| 2007    | Flybe / BA Connect (UK - OFT)                              |
+---------+------------------------------------------------------------+
| 2007    | EZ / GB Airways (UK - OFT)                                 |
+---------+------------------------------------------------------------+
| 2007    | AB / Germania (Ger - BKA)                                  |
+---------+------------------------------------------------------------+
| 2007    | AF / KLM - VLM (100%)                                      |
+---------+------------------------------------------------------------+
| 2008    | AF / KLM - Alitalia (100%)                                 |
+---------+------------------------------------------------------------+
+----------------------------------------------------------------------+
|                        PROHIBITED EU MERGERS                         |
+-------------+--------------------------------------------------------+
| 2007        | Ryanair / Aer Lingus                                   |
+-------------+--------------------------------------------------------+
|             |                                                        |
+-------------+--------------------------------------------------------+

By prohibiting the Ryanair / Aer Lingus merger, the European Commission broke all airline merger precedents and ignored its own competition rules, in order to serve the narrow vested interests of the Irish Government. Since the prohibition, Aer Lingus has increased its fares and raised fuel surcharges, whereas the pro consumer terms of Ryanair's bid guaranteed a fares reduction and the removal of Aer Lingus' unfair fuel surcharges, saving EU passengers at least EUR100m p.a.

Speaking today, Ryanair's CEO Michael O'Leary said;

    "This latest approved European airline merger (Easyjet / GB Airways) makes the European Commission's decision to block Ryanair's bid for Aer
     Lingus untenable. The continuing wave of European airline consolidation clearly demonstrates that the European Commission is applying unfair and discriminatory rules to Ryanair, while encouraging all other European airlines to merge and consolidate. The prohibition of Ryanair's bid for Aer Lingus, which guaranteed over EUR100m p.a. in passenger savings including the removal of Aer Lingus' unjustified fuel surcharges was a biased, politically motivated, anti consumer decision.

    "As always with the European Commission, there is one set of rules for the flag carriers and a discriminatory set of rules for Ryanair. We again call on the European Commission to end this politically corrupt bias towards Ryanair by applying to it the same competition and merger rules they apply to Europe's flag carrier airlines.

    "The spotlight on the European Commission's bias will intensify further when it rubber stamps other mergers such as the ones presently contemplated between Air France/KLM and Alitalia and/or Lufthansa/Swiss and British Midlands".


Ends.                                     Wednesday, 23rd January 2008

For Further Information:

Peter Sherrard - Ryanair                  Robert Marshall - Murray Consultants
Tel: 00 353 1 812 1228                    Tel: 00 353 1 4980 300


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

                                    RYANAIR HOLDINGS PLC


Date:  23 January 2008

                                    By:___/s/ James Callaghan____

                                    James Callaghan
                                    Company Secretary & Finance Director